August 2012 Preliminary Terms No. 281 Registration Statement No. 333-178081 Dated August 2, 2012 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August    , 2017

Uncapped Enhanced Trigger Jump Securities, which we refer to as the securities, will pay an amount in cash at maturity that may be greater than or less than the stated principal amount depending on the closing value of the underlying index on the valuation date.  If the closing value of the underlying index is above 50% of the initial index value on the valuation date, you will receive, in addition to the principal amount, a return based on the greater of the index percent change and the specified fixed percentage.  However, if the closing value of the underlying index is at or below 50% of the initial index value on the valuation date, the payment at maturity will be solely based on the index percent change and, therefore, you will be fully exposed to the negative performance of the underlying index as of the valuation date.  The securities are for investors who seek a foreign equity index-based return and who are willing to risk their principal and forgo current income in exchange for the potential of receiving at least the fixed percentage return if the final index value is above the specified downside threshold value.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.  The securities are senior unsecured notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the securities are subject to the credit risk of Morgan Stanley.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	August , 2012
Original issue date:	September , 2012 (3 business days after the pricing date)
Maturity date:	August , 2017
Underlying index:	EURO STOXX 50® Index
Payment at maturity:	$10 + index return amount. This payment may be greater than or less than the stated principal amount.
Index return amount:
If the final index value is above the downside threshold value, the index return amount will equal:
$10 x [the greater of (i) the index percent change and (ii) the fixed percentage]
If the final index value is at or below the downside threshold value, the index return amount will equal:
$10 x the index percent change
In this scenario, the payment at maturity will be equal to or less than $5 per stated principal amount of securities and could be zero.  There is no minimum payment at maturity on the securities.

Fixed percentage:	38% to 43%. The actual fixed percentage will be determined on the pricing date.
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Downside threshold value:	, which is 50% of the initial index value
Valuation date:	August , 2017, subject to adjustment for non-index business days and certain market disruption events
CUSIP:	61755S529
ISIN:	US61755S5293
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per security	$10	$0.30	$9.70
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  Please see “Syndicate Information” on page 15 for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  See “Supplemental information concerning plan of distribution; conflicts of interest” on page 13.  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for LASERS.

The securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Securities” at the end of this document.

Product Supplement for LASERS dated November, 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

Investment Summary

Uncapped Enhanced Trigger Jump Securities

Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August    , 2017 (the “securities”) can be used:

▪	To gain exposure to an international equity index and provide diversification of underlying asset class exposure

▪
To provide limited protection against loss and potentially outperform the underlying index for a certain range of performance of the underlying index due to the fixed percentage if the final index value is above 50% of the initial index value, which we refer to as the downside threshold value.

The securities are exposed to the performance (whether negative or positive) of the EURO STOXX 50® Index, but have a fixed percentage minimum return payable at maturity if the index closing value is above the downside threshold value on the valuation date.  There is no minimum payment at maturity on the securities.

Maturity:	Approximately 5 years
Fixed percentage:	38% to 43%. The actual fixed percentage will be determined on the pricing date.
Downside threshold value:	50% of the initial index value
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the securities.
Interest:	None

Key Investment Rationale

This approximately 5-year investment offers a potential return at maturity based on full participation in the increase or decrease in the closing value of the underlying index as of the valuation date and limited protection from loss if the final index value is greater than 50% of the initial index value, which we refer to as the downside threshold value.

Upside Scenario
The final index value is above the downside threshold value and, at maturity, the securities pay the stated principal amount of $10 plus $10 times the greater of (i) the index percent change and (ii) the fixed percentage of 38% to 43%.  The actual fixed percentage will be determined on the pricing date.

Downside Scenario
The final index value is at or below the downside threshold value and, at maturity, the securities pay less than the stated principal amount by an amount proportionate to the decline in the final index value from the initial index value.  This amount will be equal to or less than $5 per stated principal amount of securities and could be zero. There is no minimum payment at maturity on the securities.

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

Hypothetical Payments on the Securities at Maturity

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities based on the following terms:

Stated principal amount:	$10
Downside threshold value:	50% of the initial index value
Hypothetical fixed percentage:	40.5%

Payoff Diagram for the Securities

How it works

¡
Upside Scenario. If the final index value is greater than the downside threshold value, the investor would receive $10 plus $10 times the greater of (i) the index percent change and (ii) the fixed percentage of 38% to 43%.  Under the hypothetical terms of the securities, an investor would receive a payment at maturity of $14.05 per security if the final index value has increased by no more than 40.5% from the initial index value, and would receive $10 plus an amount that represents a 1 to 1 participation in the appreciation of the index if the final index value has increased from the initial index value by more than 40.5%.

¡
Downside Scenario.  If the final index value is at or below the downside threshold value, the payment at maturity would be less than the stated principal amount of $10 by an amount that is proportionate to the decline in the final index value from the initial index value.  For example, if the final index value declines by 60% from the initial index value, the payment at maturity would be $4 per security (40% of the stated principal amount).

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

Hypothetical Examples

The following table and examples illustrate the return on the securities and the payment at maturity for a range of hypothetical percentage changes in the final index value from the initial index value, depending on whether or not the final index value is at or below the downside threshold value.  They are based on the following values:

Stated principal amount:	$10
Hypothetical initial index value:	2,300
Hypothetical downside threshold value:	1,150 (50% of the hypothetical initial index value)
Hypothetical fixed percentage:	40.5%

Final Index Value	Underlying Index Return	Return on securities	Payment at Maturity
4,600.0	100.0%	100.0%	$20.00
4,370.0	90.0%	90.0%	$19.00
3,450.0	50.0%	50.0%	$18.00
3,910.0	70.0%	70.0%	$17.00
3,680.0	60.0%	60.0%	$16.00
3,450.0	50.0%	50.0%	$15.00
3,243.0	41.0%	41.0%	$14.10
3,231.5	40.5%	40.5%	$14.05
3,220.0	40.0%	40.5%	$14.05
2,990.0	30.0%	40.5%	$14.05
2,760.0	20.0%	40.5%	$14.05
2,645.0	15.0%	40.5%	$14.05
2,530.0	10.0%	40.5%	$14.05
2,415.0	5.0%	40.5%	$14.05
2,300.0	0%	40.5%	$14.05
2,185.0	-5.0%	40.5%	$14.05
2,070.0	-10.0%	40.5%	$14.05
1,955.0	-15.0%	40.5%	$14.05
1,840.0	-20.0%	40.5%	$14.05
1,610.0	-30.0%	40.5%	$14.05
1,380.0	-40.0%	40.5%	$14.05
1,173.0	-49.0%	40.5%	$14.05
1,150.0	-50.0%	-50.0%	$5.00
920.0	-60.0%	-60.0%	$4.00
690.0	-70.0%	-70.0%	$3.00
1,150.0	-50.0%	-50.0%	$2.00
230.0	-90.0%	-90.0%	$1.00
0	-100.0%	-100.0%	$0

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

EXAMPLE 1: The final index value is above the downside threshold value and has increased from the initial index value by 60%.  Your return is greater than the fixed percentage-based return, and you will fully participate in the appreciation of the underlying index.

Hypothetical final index value	=	3,680
Index percent change	=	(final index value – initial index value) / initial index value
	=	(3,680 – 2,300) / 2,300
	=	60%
Index return amount	=	stated principal amount x [the greater of (i) index percent change and (ii) fixed percentage]
	=	$10 x 60%
	=	$6
Payment at maturity	=	stated principal amount + index return amount
	=	$16
Payment at maturity = $16

EXAMPLE 2: The final index value has declined from the initial index value by 10% but is greater than the downside threshold value.  You receive the fixed percentage-based return.

Hypothetical final index value	=	2,070
Index percent change	=	(final index value – initial index value) / initial index value
	=	(2,070 – 2,300) / 2,300
	=	–10%
Index return amount	=	stated principal amount x [the greater of (i) index percent change and (ii) fixed percentage]
	=	$10.0 x 40.5%
	=	$4.05
Payment at maturity	=	stated principal amount + index return amount
	=	$14.05
Payment at maturity = $14.05

EXAMPLE 3: The final index value has declined from the initial index value by 60% and is below the downside threshold value.  You are fully exposed to the decline in the final index value from the initial index value.

Hypothetical final index value	=	920
Index percent change	=	(final index value – initial index value) / initial index value
	=	(920 – 2,300) / 2,300
	=	–60%
Index return amount	=	stated principal amount x index percent change
	=	$10 x (–60%)
	=	–$6
Payment at maturity	=	stated principal amount + index return amount, which means that the payment at maturity is an amount less than the stated principal amount, because the index return amount is negative.
	=	$10 + (–$6)
	=	$4
Payment at maturity = $4

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement for LASERS, index supplement and prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

▪
The securities do not pay interest or guarantee return of principal.  The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest and do not guarantee the return of any of the principal amount at maturity.  If the final index value is less than or equal to the downside threshold value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each security by an amount proportionate to the decrease in the final index value from the initial index value.  There is no minimum payment at maturity on the securities, and, accordingly, you could lose your entire investment.

▪
You will not benefit from the fixed percentage if the final index value is at or below the downside threshold value.  If the final index value is less than or equal to the downside threshold value, the payment at maturity will solely depend on the closing value of the underlying index on the valuation date and, accordingly, you will lose the benefit of the limited protection against the loss of principal based on the fixed percentage of 38% to 43%.  The actual fixed percentage will be determined on the pricing date.  As a result, you will be exposed on a 1 to 1 basis to any decline in the closing value of the underlying index on the valuation date.

▪
The market price of the securities will be influenced by many unpredictable factors.  Several factors will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads.  You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

▪
The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

▪
There are risks associated with investments in securities linked to the value of foreign equity securities.  The securities are linked to the value of foreign equity securities.  Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

▪
The amount payable on the securities is not linked to the value of the underlying index at any time other than the valuation date. The final index value will be based on the index closing value on the valuation date, subject to

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

postponement for non-index business days and certain market disruption events.  Even if the value of the underlying index appreciates prior to the valuation date but then drops on the valuation date to be equal to or below the initial index value, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop.  Although the actual value of the underlying index on the maturity date or at other times during the term of the securities may be higher than the final index value, the payment at maturity will be based solely on the index closing value on the valuation date.

▪
The securities will not be listed on any securities exchange and secondary trading may be limited.  The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  MS & Co. may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

▪
Investing in the securities is not equivalent to investing in the underlying index.  Investing in the securities is not equivalent to investing in the underlying index or its component stocks.  Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

▪
Adjustments to the underlying index could adversely affect the value of the securities.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.  One or more of our subsidiaries expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  Some of our subsidiaries also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, therefore, could increase the level above which the final index value must be so that investors do not suffer a loss on their initial investment in the securities.  Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the final index value and, accordingly, the amount of cash an investor will receive at maturity.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.  As calculation agent, MS & Co. will determine the initial index value, the final index value, whether the final index value is at or below the downside threshold value, and will calculate the amount of cash you will receive at maturity.  Any of these determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity.

▪
The U.S. federal income tax consequences of an investment in the securities are uncertain.  Please read the discussion under “Additional Provisions – Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement for LASERS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities.  As discussed in the Tax Disclosure Sections, it is possible that an investment in the securities could be treated as a “conversion transaction,” in which case all or a portion of any long-term capital gain could be recharacterized as ordinary income.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.  Because the securities provide for the return of principal except where the final index value has declined below the trigger level, the risk that the securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as open transactions, is higher than with other equity-linked securities that do not contain similar provisions.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

The EURO STOXX 50® Index Overview

The EURO STOXX 50® Index was created by STOXX® Limited, which is owned by Deutsche Börse AG and SIX Group AG.  Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991.  The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all market sectors.  For additional information about the EURO STOXX 50® Index, see the information set forth under “EURO STOXX 50® Index” in the accompanying index supplement.

Information as of market close on July 31, 2012:

Bloomberg Ticker Symbol:	SX5E
Current Index Closing Value:	2,325.72
52 Weeks Ago:	2,670.37
52 Week High (on 7/29/2011):	2,670.37
52 Week Low (on 9/12/2011):	1,995.01

The following graph sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from January 1, 2007 through July 31, 2012.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period.  The index closing value of the underlying index on July 31, 2012 was 2,325.72.  We obtained the information in the table and graph below from Bloomberg Financial Markets without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of its future performance.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2007 to July 31, 2012

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

EURO STOXX 50® Index	High	Low	Period End
2007
First Quarter	4,272.32	3,906.15	4,181.03
Second Quarter	4,556.97	4,189.55	4,489.77
Third Quarter	4,557.57	4,062.33	4,381.71
Fourth Quarter	4,489.79	4,195.58	4,399.72
2008
First Quarter	4,339.23	3,431.82	3,628.06
Second Quarter	3,882.28	3,340.27	3,352.81
Third Quarter	3,445.66	3,000.83	3,038.20
Fourth Quarter	3,113.82	2,165.91	2,447.62
2009
First Quarter	2,578.43	1,809.98	2,071.13
Second Quarter	2,537.35	2,097.57	2,401.69
Third Quarter	2,899.12	2,281.47	2,872.63
Fourth Quarter	2,992.08	2,712.30	2,964.96
2010
First Quarter	3,017.85	2,631.64	2,931.16
Second Quarter	3,012.65	2,488.50	2,573.32
Third Quarter	2,827.27	2,507.83	2,747.90
Fourth Quarter	2,890.64	2,650.99	2,792.82
2011
First Quarter	3,068.00	2,721.24	2,910.91
Second Quarter	3,011.25	2,715.88	2,848.53
Third Quarter	2,875.67	1,995.01	2,179.66
Fourth Quarter	2,476.92	2,090.25	2,316.55
2012
First Quarter	2,608.42	2,286.45	2,477.28
Second Quarter	2,501.18	2,068.66	2,264.72
Third Quarter (through July 31, 2012)	2,340.31	2,151.54	2,325.72

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

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Uncapped Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due August , 2017

Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$10 per security and integral multiples thereof
Interest:	None
Underlying index publisher:	STOXX Limited
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the valuation date as postponed.

LASERS:
All references to “LASERS” or related terms in the accompanying product supplement for LASERS shall be deemed to refer to Uncapped Enhanced Trigger Jump Securities when read in conjunction with this document.

Minimum ticketing size:	$1,000 / 100 securities
Tax considerations:
Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement for LASERS, the following U.S. federal income tax consequences should result based on current law:

▪ a U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange; and

▪
upon sale, exchange or settlement of the securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities.  Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

It is possible that an investment in the securities could be treated as a “conversion transaction” under Section 1258 of the Code.  Under such treatment, the gain from the sale, exchange or settlement of the securities will be treated as ordinary income to the extent of the “applicable imputed income amount” equal to the amount of interest that would have accrued on the taxpayer’s net investment in the conversion transaction (i.e., the amount paid by the U.S. Holder to acquire the securities) for the period ending on the date of sale, exchange or settlement at a rate equal to 120 percent of the applicable federal rate.  Please read the discussion under “United States Federal Taxation – Tax Consequences to U.S. Holders – Possible Application of Section 1258 of the Code” in the accompanying product supplement for LASERS.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Risk Factors” in this document and the discussion under “United States

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Federal Taxation” in the accompanying product supplement for LASERS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement for LASERS, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Use of proceeds and hedging:
The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the securities through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the securities by taking positions in the stocks constituting the underlying index, futures or options contracts listed on major securities markets on the underlying index or its component stocks, or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could potentially increase the closing value of the underlying index on the pricing date, and accordingly, the index closing value above which the underlying index must be on the valuation date so that investors do not suffer a loss on their initial investment in the securities.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement for LASERS.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any

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of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an

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employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the securities, either directly or indirectly.

Supplemental information concerning plan of distribution; conflicts of interest:
The agent may distribute the securities through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement for LASERS.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for LASERS and index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the product supplement for LASERS, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the product supplement for LASERS and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for LASERS dated November, 21, 2011

Index Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for LASERS, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

Syndicate Information
Issue price	Selling concession	Principal amount of securities for any single investor
$10.0000	$0.3000	<$1MM
$9.9500	$0.2500	≥$1MM and <$3MM
$9.9250	$0.2250	≥$3MM and <$5MM
$9.9000	$0.2000	≥$5MM

The agent may reclaim selling concessions allowed to dealers in connection with the offering, if, within 30 days of the offering, the agent repurchases the securities distributed by such dealers.

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